UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

November 28, 2023

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In the Matter of

BTC Digital Ltd.
c/o 3rd Floor, Tower A
Tagen Knowledge & Innovation Ctr
2nd Shenyun West Rd Nanshan Dist.
Shenzhen Guangdong Province 518000
People's Republic of China

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-267314

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BTC Digital Ltd. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

BTC Digital Ltd. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on November 28, 2023.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mara Ransom
Office Chief